UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

08-65677

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BG Strategic Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 South Flagler Drive, Suite 200
                              (No. and Street)

West Palm Beach   FL   33401
      (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Vittor   561-901-0050   gvittor@bgsallc.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

                    (Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130 Maitland   FL   32751
(Address)   (City)   (State)   (Zip Code)

July 28, 2004   1839
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Vittor _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BG Strategic Advisors, LLC _____, as of December 31, _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RYAN E. WILLITS
Notary Public - State of Florida
Commission # HH 105365
My Comm. Expires Jul 10, 2025
Bonded through National Notary Assn.

Signature:

Title:
Principal Financial Officer

Ryan E. Willits
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BG Strategic Advisors LLC
Index to the Financial Statements
December 31, 2023

Table of Contents

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of BG Strategic Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BG Strategic Advisors LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BG Strategic Advisors LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BG Strategic Advisors LLC's management. Our responsibility is to express an opinion on BG Strategic Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BG Strategic Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as BG Strategic Advisors LLC's auditor since 2023.

Maitland, Florida

April 22, 2024

ASSETS

Cash	$	163,464
Prepaid expenses		2,192
Due From BGSA Holdings		140,000
Security deposit		500
Total Assets	$	306,156

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	11,037
Due to Cambridge Capital LLC		6,750
Due to BGSA Holdings LLC		80,503
Total Liabilities		98,290
Member's Equity:		207,866
Total Liabilities and Member's Equity	$	306,156

NOTE 1 – DESCRIPTION OF BUSINESS

Effective July 13, 2021, BGSA, LLC changed its name to BG Strategic Advisors, LLC (the "Company"). The Company is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. There were no cash equivalents held by the Company at December 31, 2023.

Revenue Recognition
The Company records revenue in accordance with ASC 606 – Revenue from contracts with customers. Revenues from contracts with customers are composed of success fees for sale of equity interest in its clients. Such fees are recognized at the point in time when the Company's performance, under the terms of the contract, are completed, which is typically at the end of each performance obligation. In some instances, a contract may consist of various performance obligations. Under this circumstance revenue is recognized over time in which performance obligations are simultaneously provided by the Company and benefits the customer. The Company had no revenue for the year ended December 31, 2023.

Property and Equipment
The Company's property and equipment are carried at cost and had depreciated using the straight-line method over the estimated economic useful lives of the assets. As of December 31, 2023, property and equipment carry a net book value of zero.

Fair Value of Financial Instruments
The Company adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines define fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value of Financial Instruments (continued)

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts reported in the balance sheet for cash, receivable from an affiliate and accounts payable approximate fair value based on the short-term maturity of these instruments.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income and changes in member's equity.

The Company evaluates the lease classification for properties leased from third parties as either a financing lease or operating lease at the inception of the lease and when a modification is made to a lease. As to those arrangements that are classified as financing leases, the Company records property under finance leases and a finance lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term, or the fair value of the leased property. The property under finance lease is amortized on a straight-line basis as a charge to expense over the lease term, as defined, or the economic life of the leased property, whichever is less. The Company did not have any finance leases during the year ended December 31, 2023. The Company records operating leases with a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. The Company did not have any ROU leases during the year ended 2023.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2023, the Company had no uninsured cash balances.

NOTE 4 – INCOME TAXES

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income and Changes in Member's Equity for the year ended December 31, 2023.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2023, the Company has no liabilities for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Company is no longer subject to examinations by income tax authorities for years before 2021.

NOTE 5 – RELATED PARTY TRANSACTIONS

During 2023, the Company made payments of $2,521 to Cambridge Capital LLC, for shared expenses. As of December 31, 2023 the Company has a payable in the amount of $6,250 to Cambridge Capital LLC for reimbursement of a FINRA invoice that it paid.

On April 1, 2019 the Company entered into a lease agreement for an office space located in Cambridge Capital LLC office suite. The lease agreement is a month-to-month agreement with lease payments of $500 per month and a security deposit of $500. Rent expense in 2023 was $6,000.

NOTE 6 – LONG-TERM INCENTIVE AND COMPENSATION PLAN

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive units are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No expense has been recorded for the units granted or vested due to the contingent nature of the units awarded.

NOTE 6 – LONG-TERM INCENTIVE AND COMPENSATION PLAN (continued)

Incentive unit activity during 2023 is summarized below:

Units granted and outstanding at January 1, 2023	100,000
Granted during the year	-
Forfeited during the year	-
Units granted and outstanding at December 31, 2023	100,000

Of the 100,000 units outstanding, 100,000 units were vested at December 31, 2023.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period. As of December 31, 2023, the Company has an ongoing arbitration against a former registered representative. There are no other pending matters known to Management.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2023.

At December 31, 2023, the Company had net capital of $65,174, which was $58,622 in excess of the required net capital of $6,553. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.51 to 1, below the maximum ratio of 15 to 1.

NOTE 9 - CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company did not have any accounts receivable at December 31, 2022 and 2023.

NOTE 10 - LAWSUITS

The Company was party to a lawsuit with its Holding Company. The suit settled during the year, and $180,000 was the estimated portion attributable to the Company, of which after netting approved legal fees,is due $125,197 from the Holding Company.